SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Ofer Tziperman Chief Executive Officer

Date: May 16, 2013

Press Release

OTI will Showcase its Proven EasyPark™ Parking Solutions at the IPI
Conference & Expo
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The International Parking Institute Conference & Expo will Take Place in Fort Lauderdale,
FL May 19-22, 2013
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Austin, Texas, and Portsmouth and Dover, New Hampshire, Among Most Recent Cities that have already Implemented the New and Innovative Parking Device
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Rosh Pina, Israel,  May 15, 2013 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced that it will showcase its field proven EasyPark™ information and payment system at the International Parking Institute Conference & Expo, booth #1235, May 19-22, 2013 in Fort Lauderdale, FL.

The successful introduction of the EasyPark™ electronic parking information and payment system includes rollouts in Austin, Texas, and Dover, and Portsmouth, New Hampshire. With the arrival of EasyPark™, these cities now offer drivers a new, simplified process for paying to park, with advantages that include no longer needing coins or a credit card when parking, as well as no longer needing to go back and forth between car and meter.

Austin, is the first city in Texas that provides its residents with the convenience of EasyPark™ Dover and Portsmouth have launched the system in New Hampshire, following the footsteps of several colleges, such as the University of California, Davis, that have adopted this effortless payment solution. EasyPark™ is also used in many municipalities around the world, including 42 municipalities in Israel, over 30 municipalities in France, 25 municipalities in Italy and in Bermuda.

“The successful and high profiled EasyPark™ rollouts in cities like Austin, TX, Dover and Portsmouth, NH, have demonstrated the ease with which such an in-vehicle parking meter system can be implemented into an area to ultimately benefit its residents and their everyday lives,” said Ofer Tziperman, OTI’s CEO. “These successes we believe will pave the way for the adoption of the EasyPark™ solution in more cities, both national and international. EasyPark™ makes a lot of sense both to the city and to the driver. It requires no upfront investment by the city that can retain full parking fees, and it can save money to the driver that pays only for the exact time parked without the need to over-feed the meter.”

Extensive media coverage surrounded both of the rollouts in Austin and New Hampshire, including on several top-notch broadcast outlets from FOX 7 and KXAN-TV (NBC local affiliate) to KVUE-TV (ABC local affiliate) and New Hampshire Public Radio (NPR local affiliate). EasyPark™ was also featured in prominent print outlets like The Austin Chronicle. For more information, including details on the benefits of using EasyPark™ in these cities, go to: www.easyparkusa.com/austin and www.easyparkusa.com/dover.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure payment solutions, national ID solutions such as eID, driver license and passports, based on its extensive patent and IP portfolio. OTI’s EasyPark™ payments and information system is a market leader in alternative parking payment solutions. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI’s solutions have been deployed around the world to address national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing and homeland security. OTI markets and supports its solutions through a global network of regional offices, distributors and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the prospects of success from the introduction of our current and new parking solutions in Austin, TX, Dover, NH and Portsmouth, NH. Forward-looking statements could be impacted by various factors which are beyond the company’s control, including and not limited to the risk factors that are discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI and/or OTI America disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com